ENVOY CAPITAL GROUP INC. ANNOUNCES RESTRUCTURING

TORONTO, ONTARIO – February 10, 2011 − Envoy Capital Group Inc. (NASDAQ: ECGI; TSX:ECG) (the “Company”) announced today that the independent members of its board of directors have approved the completion of a restructuring (the “Restructuring”) designed to significantly reduce the Company’s corporate structure and associated costs. As part of the Restructuring, the Company is in the process of transferring all of its assets in Envoy Capital Group Monaco S.A.M. to itself in Canada and going forward will operate its merchant banking business solely from its offices in Toronto, Ontario.

The decision to complete the Restructuring was made to increase the Company’s profitability over the long-term. Management expects that the Restructuring will result in an approximately 60% reduction in the Company’s current overhead. While there is still uncertainty in the global capital markets, management is cautiously optimistic that the significantly lower overhead will help to better position the Company as it continues its merchant banking strategy into the future. The total one-time cost of the Restructuring is estimated to be approximately $5,600,000.

Each of the Company’s current directors have resigned and have been replaced by Robert Pollock, Tim Sorensen, David Guebert and John K. Campbell (the “Board”). Mr. Pollock has been appointed as the Chief Executive Officer of the Company. The Board would like to thank the out-going directors for their service.

Mr. Pollock is Director, President and CEO of Primary Corp. (TSX-V: PYC), a merchant banking company, and Director and CEO of Primary Capital Inc., an exempt market dealer. He served as Senior Vice President of Quest Capital Corp. from September 2003 to October 2006. He was formerly Vice President - Investment Banking at Dundee Securities Corporation and has 15 years of experience in the Canadian capital markets with specific experience in merchant banking, institutional sales and investment banking. Rob holds an MBA from St. Mary’s University and BA from Queen’s University.

Mr. Guebert is the Chief Financial Officer of Primary Corp. and is a chartered accountant and certified public accountant with 30 years of experience in finance and accounting, 15 of which were served as chief financial officer of public and private companies in the energy and technology sectors.

Mr. Campbell has been actively involved in the mining industry since the 1950s. He is currently a director of Primary Corp. and previously served as the president of Primary Corp’s predecessor, Trans-America Industries. Notable projects which he has been involved in include production oversight of a Noranda’s 2000 ton per day iron ore mine on Vancouver Island. In addition, under his direction the Burnt Timber gold deposit in Manitoba was discovered and the Agua Blancas iodine property in Chile was developed to feasibility by Atacama Minerals. Mr. Campbell holds a law degree from the University of British Columbia.

Mr. Sorensen is a Director and the President of Primary Capital Inc., an exempt market dealer. He recently joined Primary Capital from Macquarie Capital Markets Canada where he served as Divisional Director and Head of Institutional Sales. Tim has over 14 years of capital markets experience in institutional sales and equity analysis. He has a CFA designation and holds an MBA and BComm from the University of Windsor.

The new board and management will continue to pursue merchant banking opportunities and are excited about the prospects to deliver enhanced shareholder value.

In separate transactions that were completed at the same time as the Restructuring, Mr. Genovese has privately sold 1,540,606 common shares of the Company (the “Common Shares”), representing approximately 19.12% of the outstanding Common Shares for aggregate consideration of $2,387,939.30 pursuant to private agreements. Mr. Pollock purchased 1,200,000 Common Shares, representing approximately 14.95% of the total issued and outstanding Common Shares from Mr. Genovese for aggregate consideration of $1,860,000 and does not own or control any other Common Shares.

Mr. Pollock acquired the Common Shares for investment purposes only. Mr. Pollock may from time to time acquire additional Common Shares, dispose of some or all of the existing or additional Common Shares, or continue to hold the Common Shares in the normal course of its investment activities, subject to applicable laws.

ENVOY CAPITAL GROUP INC.
“Robert Pollock”
____________________________
Chief Executive Officer

For further information about the Company, please contact:

Envoy Capital Group Inc.
Contact: Robert Pollock
Tel: 416.619.3166

For further information about Robert Pollock, please contact:

Robert Pollock
The Exchange Tower
130 King Street East
Suite 2110
Toronto, Ontario
M5X 1B1

Telephone: 416.619.3166

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws. Although the Company believes that such information is reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking information is typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking information provided by the Company is not a guarantee of future results or performance, and that actual results may differ materially from those in forward looking information as a result of various factors, including, but not limited to, the state of the financial markets for the Company’s equity securities, the state of the market for iron ore or other minerals that may be produced generally, recent market volatility; variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's ability to obtain any necessary permits, consents or authorizations required for its activities, to raise the necessary capital or to be fully able to implement its business strategies and other risks associated with the exploration and development of mineral properties. The reader is referred to the Company's disclosure documents for a more complete discussion of such risk factors and their potential effects, copies of which may be accessed through the Company’s page on SEDAR at www.sedar.com